LEVY & DRONEY, P.C.
74 Batterson Park Road
Farmington, CT 06032
Telephone:   860/676-3000
       Facsimile:   860/676-3200

April 14, 2005

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

              RE:  DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

              Consistent with my telephone conversations with Tom Jones of your office, this is to confirm that DiaSys Corporation has received your letter of March 18, 2005 and is in process of preparing appropriate responses.

              As you may know, DiaSys is a small company with a limited staff. Company management, the accountants and I are working diligently to resolve the matters raised in your letter and it is our intention to communicate further with you within the next two weeks regarding resolution of the questions raised.

              My thanks in advance for your patience.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman

RTK/ptl
cc: Tom Jones
      Gregory Witchel
      Jeffrey B. Aaronson